Second Quarter 2010 Report to Shareholders

BMO Financial Group Delivers Strong Second Quarter Results, Earning $745 Million of Net Income
Fifth Consecutive Quarter of Higher Revenues and Net Income
P&C Canada Continues to Perform Well
Provisions for Credit Losses Continue Improving Trend
Tier 1 Capital Ratio Remains Strong, at 13.27%

Financial Results Highlights:
Second Quarter 2010 Compared with Second Quarter 2009:
•	Net income of $745 million, up $387 million from a year ago

•	EPS[1] of $1.26 and cash EPS[2] of $1.28, both up $0.65 from a year ago

•	Return on Equity of 16.4%, compared with 8.1% a year ago

•	Provisions for credit losses of $249 million, down $123 million from a year ago
Year-to-Date 2010 Compared with a Year Ago:
•	Net income of $1,402 million, compared with $583 million in 2009

•	EPS of $2.38 compared with $1.00 and cash EPS of $2.41 compared with $1.03
Toronto, May 26, 2010 – For the second quarter ended April 30, 2010, BMO Financial Group reported net income of $745 million or $1.26 per share. Strong results were broadly based. Canadian personal and commercial banking had a good quarter, with net income of $396 million, up $56 million or 16% from a year ago. Private Client Group net income increased 64% to $118 million and BMO Capital Markets net income rose 38% to $259 million.
Today, BMO announced a third quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.
“With a clear strategy and a focus on helping our customers succeed, BMO has achieved its fifth consecutive quarter of higher revenue and net income,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Strong earnings, a continuation of the favourable trend in our revenue growth, and lower credit provisions, as credit conditions continue to improve, are reflected in these results.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section at the end of Management’s Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are outlined.

“Late in the quarter, we acquired certain of the assets and liabilities of a Rockford, Illinois-based bank, adding its 52 branches in Illinois and Wisconsin to our network. The acquisition provides an excellent fit with our strategy of growing P&C U.S. in the Midwest. We are pleased to welcome our new customers and employees, strengthening our presence in a marketplace we know well and in which we have a strong brand.
“P&C Canada continued to perform very well, with $396 million in net income, up 16% from a year ago. We achieved good revenue growth across each of our personal, commercial and cards businesses, driven by volume growth across most products, improved net interest margin and our continued focus on market share.
“BMO Capital Markets results were also good, with $259 million in net income, up 38% from the same quarter last year. During the quarter, BMO Capital Markets continued to take advantage of market opportunities to hire industry-leading talent that will position our businesses well for future growth across key sectors.
“Private Client Group results were strong at $118 million, up 64% from the same period a year ago as improved equity markets and the accumulation of net new client assets resulted in higher fee-based income.
“Net income for our P&C U.S. business was US$45 million, reflecting our strategic focus on our commercial banking model as we integrate all of our U.S. commercial customers into our P&C business. We have the right structure in place, under a strong leadership team, to grow this business.
“Our results confirm that we are successfully executing the customer-focused strategy we laid out three years ago. Our financial strength is giving us the flexibility to attract top talent and customers and expand our North American presence, while delivering strong results,” concluded Mr. Downe.
BMO Financial Group Second Quarter Report 2010 • 1

Operating Segment Overview
In the current quarter we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO Capital Markets. Comparative figures have been restated to reflect the effects of the transfer and conform to the current presentation.
P&C Canada
Net income was a strong $396 million, up $56 million or 16% from a year ago. We had good revenue increases across each of our personal, commercial and cards businesses, driven by volume growth across most products, the inclusion of Diners Club in our financial results and an improved net interest margin. Good revenue growth together with effective management of operating expenses resulted in strong cash operating leverage of 6.1%.
          Our goal is to be the bank that defines great customer experience. We have narrowed the gap to the industry leader on both personal and commercial loyalty scores relative to a year ago and we have seen year-over-year increases in the average number of product categories used by both personal and commercial customers. This is the result of our commitment to listen, understand and provide guidance to our customers.
          In personal banking, our Spring Home Financing Campaign is designed to help customers make the right home financing decisions by giving the right advice. We introduced a new straightforward low-fixed-rate closed mortgage product and made it easier for customers to contact a mortgage specialist or apply for a new mortgage online. We are also promoting our popular Homeowner ReadiLine product, which lets customers use the equity in their home to finance renovations or any other expenses.
          In commercial banking, we launched BMO SmartSteps for Business to provide small business owners convenient access to advice on how to manage their business better. We continue to rank second in Canadian business lending market share and our goal is to become the bank of choice for businesses across Canada.
          We are one of the largest MasterCard issuers in Canada. We are growing our cards business, while maintaining prudent credit management and have had significantly better credit loss rates than our peers. During the quarter, BMO became the first Canadian bank to introduce the World Elite MasterCard — a premium credit card that offers a superior level of service, world-class travel benefits and first-class travel insurance.
P&C U.S. (all amounts in U.S. $)
Net income was $45 million, down $20 million or 31% from a year ago. Revenues from improved loan spreads were more than offset by a decline in commercial loan balances due to lower client loan utilization, deposit spread compression and the impact of impaired loans.
          Net income for the quarter adjusted for the impact of impaired loans was $61 million. The cash productivity ratio for the quarter adjusted on the same basis was 62.3%.
          To position our commercial business to be aligned for growth coming out of the U.S. recession, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred these accounts to P&C U.S. from BMO Capital Markets in the quarter. As a result, P&C U.S. assumed $5.4 billion in loans and $3.2 billion in deposits with results for prior periods restated to reflect the transfer. We plan to intensify coverage of this expanded universe of accounts to create an opportunity to deepen existing client relationships and win new business. We expect to realize economic benefits by reducing the cost to serve each account and by leveraging our strong reputation as a commercial lender with the Harris brand. Migrating accounts that are primarily lending-based into P&C U.S. allows BMO Capital Markets to direct its attention to sectors and clients where it has a differentiated competitive advantage and to maintain a clear focus on winning investment banking mandates.
          In personal banking, we continue to focus on helping make money make sense for our customers. Leveraging the success of the BMO SmartSteps program, we have developed Harris Helpful Steps. Launching in June via an aggressive multichannel integrated marketing and sales campaign, the program delivers five simple steps to help consumers save more, spend smarter and take control of their finances.
          On April 23, 2010, we announced the acquisition of certain assets and liabilities of a Rockford, Illinois-based bank from the Federal Deposit Insurance Corporation (FDIC). The acquisition was effective immediately. The 52 branches of the bank reopened as Harris branches the following day. The acquisition adds approximately US$2.2 billion in deposits and US$2.5 billion in assets. It provides an excellent strategic fit that accelerates our growth strategy, adding quality locations and a valued customer base that expands our branch network into communities in northern Illinois and southern Wisconsin where we already have a strong and growing commercial banking presence. As is normal with acquisitions, we are addressing overlap in operations and locations to achieve synergies.

2 • BMO Financial Group Second Quarter Report 2010

Private Client Group (PCG)
Net income was $118 million, an increase of $46 million or 64% from the same quarter a year ago.
          PCG net income, excluding the insurance business, was $73 million, up $31 million or 79% from a year ago. Insurance net income was $45 million for the quarter, up $15 million or 43% from a year ago, due to organic growth and the $8 million incremental benefit from the BMO Life Assurance acquisition. PCG revenue grew by $91 million or 19% primarily as a result of improved equity markets and the success of our focus on attracting new client assets, which has resulted in revenue growth across all our businesses. The BMO Life Assurance acquisition also contributed to revenue growth. The cash productivity ratio of 71.2% improved 800 basis points from the prior year.
          Assets under management and administration improved by $45 billion or 20% year over year, after adjusting to exclude the impact of the weaker U.S. dollar.
          PCG launched six new mutual fund portfolios of Exchange Traded Funds (ETFs) in the quarter, giving investors broader choice and greater access to the growing ETF market. The new offerings include two tactically managed funds and four strategically managed risk-differentiated portfolios, providing access to a portfolio of ETFs in one simple investment solution, in a mutual fund structure with which many investors are familiar.
BMO Capital Markets
BMO Capital Markets has built on its good first quarter performance with a strong second quarter, earning net income of $259 million, up $71 million or 38% from a year ago. Our return on equity was 24.8%, compared to 12.8% a year ago. Revenue increased $186 million or 27% to $864 million. Our revenue generation continued to benefit from our client focus and our diversified portfolio of businesses. Trading revenues were significantly higher than in the prior year as revenues a year ago were lowered by losses related to our Canadian credit protection vehicle. Investment securities gains were positive this year whereas the prior year included charges related to the weaker capital markets environment. Corporate lending revenue fell due to significantly reduced asset levels and lower fees. Investment banking performance was also softer than a year ago, although activity is expected to increase due to our strong pipeline.
          During the quarter, BMO Capital Markets was recognized for its focus on client service by being named the world’s Best Metals & Mining Investment Bank by Global Finance magazine, an acknowledgement of our experience and deep sector knowledge. Our Foreign Exchange group also won the Most Improved Overall Market Share award in the Euromoney FX survey, the benchmark poll for the foreign exchange industry. BMO Capital Markets continued to upgrade talent across various product areas, including securities lending, leveraged finance, mergers and acquisitions, sales and trading, research and equity and debt capital markets to position our businesses for future growth.
           BMO Capital Markets was involved in 119 new issues in the quarter including 25 corporate debt deals, 36 government deals, 53 common equity transactions and five issues of preferred shares, raising $39 billion.
Corporate Services
Corporate Services incurred a net loss in the quarter of $74 million. Results were $249 million better than in the prior year due to improved revenues, reduced expenses and lower provisions for credit losses. Expenses decreased as the prior year included $118 million of severance costs. Provisions for credit losses charged to Corporate Services were reduced by $187 million. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.
Caution
The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2010 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from	April 30,	April 30,	Change from
	2010	2010	2009	2009	2009	April 30, 2009	2010	2009	April 30, 2009

Income Statement Highlights
Total revenue	$3,049	$3,025	$2,989	$2,978	$2,655	14.8%	$6,074	$5,097	19.2%
Provision for credit losses	249	333	386	417	372	(33.1)	582	800	(27.2)
Non-interest expense	1,830	1,839	1,779	1,873	1,888	(3.1)	3,669	3,729	(1.6)
Net income	745	657	647	557	358	+100	1,402	583	+100

Net Income by Operating Segment
Personal & Commercial Banking Canada	$396	$403	$398	$362	$340	16.4%	$799	$655	22.0%
Personal & Commercial Banking U.S.	46	51	51	58	81	(42.8)	97	177	(45.2)
Private Client Group	118	113	106	113	72	63.7	231	140	65.6
BMO Capital Markets	259	214	260	310	188	38.2	473	303	56.5
Corporate Services (a)	(74)	(124)	(168)	(286)	(323)	77.0	(198)	(692)	71.1

Common Share Data ($)
Diluted earnings per share	$1.26	$1.12	$1.11	$0.97	$0.61	$0.65	$2.38	$1.00	$1.38
Diluted cash earnings per share (b)	1.28	1.13	1.13	0.98	0.63	0.65	2.41	1.03	1.38
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	0.00	1.40	1.40	0.00
Book value per share	32.04	32.51	31.95	31.26	32.22	(0.18)	32.04	32.22	(0.18)
Closing share price	63.09	52.00	50.06	54.02	39.50	23.59	63.09	39.50	23.59
Total market value of common shares ($ billions)	35.3	28.9	27.6	29.6	21.5	13.8	35.3	21.5	13.8

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from
	2010	2010	2009	2009	2009	April 30, 2009

Balance Sheet Highlights
Assets	$390,166	$398,623	$388,458	$415,361	$432,245	(9.7)%
Net loans and acceptances	169,753	169,588	167,829	173,558	179,650	(5.5)
Deposits	239,260	240,299	236,156	244,953	247,169	(3.2)
Common shareholders’ equity	17,944	18,054	17,626	17,144	17,561	2.2

	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2010	2010	2009	2009	2009	2010	2009

Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	7.2	3.5	1.8	4.0	(1.2)	7.2	(1.2)
Diluted earnings per share growth	+100	+100	4.7	(1.0)	(51.2)	+100	(41.9)
Diluted cash earnings per share growth (b)	+100	+100	4.6	(2.0)	(50.0)	+100	(41.1)
Return on equity	16.4	14.3	14.0	12.1	8.1	15.3	6.5
Cash return on equity (b)	16.6	14.4	14.2	12.3	8.4	15.5	6.8
Net economic profit (NEP) growth (b)	+100	+100	10.4	(35.1)	(+100)	+100	(+100)
Operating leverage	17.9	24.0	8.5	3.3	(11.1)	20.8	(3.5)
Cash operating leverage (b)	17.7	23.9	8.3	3.3	(11.0)	20.7	(3.5)
Revenue growth	14.8	23.9	6.3	8.4	1.3	19.2	9.7
Non-interest expense growth	(3.1)	(0.1)	(2.2)	5.1	12.4	(1.6)	13.2
Cash non-interest expense growth (b)	(2.9)	0.0	(2.0)	5.1	12.3	(1.5)	13.2
Non-interest expense-to-revenue ratio	60.0	60.8	59.5	62.9	71.1	60.4	73.2
Cash non-interest expense-to-revenue ratio (b)	59.7	60.5	59.2	62.5	70.7	60.1	72.7
Provision for credit losses-to-average loans and acceptances (annualized)	0.59	0.79	0.89	0.94	0.79	0.69	0.85
Gross impaired loans and acceptances-to-equity and allowance for credit losses	14.34	13.11	14.06	12.75	12.95	14.34	12.95
Cash and securities-to-total assets ratio	35.8	33.9	31.9	30.0	28.2	35.8	28.2
Tier 1 capital ratio	13.27	12.53	12.24	11.71	10.70	13.27	10.70
Total capital ratio	15.69	14.82	14.87	14.32	13.20	15.69	13.20
Credit rating
DBRS	AA	AA	AA	AA	AA	AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa2	Aa2	Aa1	Aa1	Aa1	Aa2	Aa1
Standard & Poor’s	A+	A+	A+	A+	A+	A+	A+
Twelve month total shareholder return	68.7	67.1	25.1	21.4	(15.2)	68.7	(15.2)
Dividend yield	4.44	5.38	5.59	5.18	7.09	4.44	7.09
Price-to-earnings ratio (times)	14.1	13.6	16.3	17.8	13.0	14.1	13.0
Market-to-book value (times)	1.97	1.60	1.57	1.73	1.23	1.97	1.23
Net economic profit (loss) ($ millions) (b)	263	171	159	79	(87)	434	(306)
Return on average assets	0.78	0.66	0.63	0.52	0.32	0.72	0.25
Net interest margin on average earning assets	1.88	1.85	1.73	1.74	1.55	1.87	1.53
Non-interest revenue-to-total revenue	50.1	49.3	51.7	50.8	49.7	49.7	47.8
Equity-to-assets ratio	5.3	5.2	5.2	4.7	4.6	5.3	4.6

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.

(b)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

Management’s Discussion and Analysis
MD&A commentary is as of May 26, 2010. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended April 30, 2010, included in this document, and the annual MD&A for the year ended October 31, 2009, included in BMO’s 2009 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q2-2010	vs. Q2-2009		vs. Q1-2010		YTD-2010	vs. YTD-2009

Net interest income	1,522	187	14%	(10)	(1%)	3,054	392	15%
Non-interest revenue	1,527	207	16%	34	2%	3,020	585	24%

Revenue	3,049	394	15%	24	1%	6,074	977	19%
Specific provision for credit losses	249	(123)	(33%)	(84)	(25%)	582	(218)	(27%)
Increase in the general allowance	–	–	–	–	–	–	–	–

Total provision for credit losses	249	(123)	(33%)	(84)	(25%)	582	(218)	(27%)
Non-interest expense	1,830	(58)	(3%)	(9)	–	3,669	(60)	(2%)
Provision for income taxes	207	189	+100%	30	17%	384	437	+100%
Non-controlling interest in subsidiaries	18	(1)	(5%)	(1)	(5%)	37	(1)	(2%)

Net income	745	387	+100%	88	13%	1,402	819	+100%

Amortization of acquisition-related intangible assets (after tax) (1)	7	(3)	(16%)	–	–	14	(4)	(24%)
Cash net income (2)	752	384	+100%	88	13%	1,416	815	+100%
Earnings per share – basic ($)	1.27	0.66	+100%	0.15	13%	2.40	1.40	+100%
Earnings per share – diluted ($)	1.26	0.65	+100%	0.14	13%	2.38	1.38	+100%
Cash earnings per share – diluted ($) (2)	1.28	0.65	+100%	0.15	13%	2.41	1.38	+100%
Return on equity (ROE)	16.4%		8.3%		2.1%	15.3%		8.8%
Cash ROE (2)	16.6%		8.2%		2.2%	15.5%		8.7%
Productivity ratio	60.0%		(11.1%)		(0.8%)	60.4%		(12.8%)
Cash productivity ratio (2)	59.7%		(11.0%)		(0.8%)	60.1%		(12.6%)
Operating leverage	17.9%		nm		nm	20.8%		nm
Cash operating leverage (2)	17.7%		nm		nm	20.7%		nm
Net interest margin on earning assets	1.88%		0.33%		0.03%	1.87%		0.34%
Effective tax rate	21.4%		17.0%		0.6%	21.1%		30.5%
Capital Ratios:
Tier 1 Capital Ratio	13.27%		2.57%		0.74%	13.27%		2.57%
Total Capital Ratio	15.69%		2.49%		0.87%	15.69%		2.49%
Net income:
Personal and Commercial Banking	442	21	5%	(12)	(3%)	896	64	8%
P&C Canada	396	56	16%	(7)	(2%)	799	144	22%
P&C U.S.	46	(35)	(43%)	(5)	(9%)	97	(80)	(45%)
Private Client Group	118	46	64%	5	4%	231	91	66%
BMO Capital Markets	259	71	38%	45	21%	473	170	57%
Corporate Services, including Technology and Operations (T&O)	(74)	249	77%	50	41%	(198)	494	71%

BMO Financial Group Net Income	745	387	+100%	88	13%	1,402	819	+100%

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non- GAAP measures in this document.

nm – not meaningful.
4 • BMO Financial Group Second Quarter Report 2010

Management’s Responsibility for Financial Information
Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended April 30, 2010 and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at April 30, 2010, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
          Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          There were no changes in our internal control over financial reporting during the quarter ended April 30, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.
          A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2009 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2010 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
           The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 32 and 33 of BMO’s 2009 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
          Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business, including those described under the heading Economic Outlook and Review, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
BMO Financial Group Second Quarter Report 2010 • 5

Economic Outlook and Review
Canada’s economy has recovered faster than anticipated in response to expansive monetary and fiscal policies and firmer commodity prices. Supported by renewed job growth, consumer spending has strengthened, with auto sales returning to pre-recession levels. Home sales have rebounded sharply in anticipation of higher interest rates, tighter mortgage rules and the new harmonized sales tax in Ontario and British Columbia, lifting prices to new highs. Despite the strong Canadian dollar, exports have increased in response to improved global demand, spurring an upturn in manufacturing. The economy is expected to grow in excess of 3% in 2010. Business investment is projected to strengthen in response to solid demand for commodities, notably oil and base metals. Continued strength in domestic demand should support growth in personal credit. However, demand for residential mortgages will likely moderate as higher interest rates slow the housing market. The Bank of Canada is expected to begin tightening monetary policy in the summer, although concerns about contagion from the debt problems of certain European countries could delay rate hikes.
          Highly expansionary monetary and fiscal policies have also led to a stronger-than-expected recovery in the U.S. economy. Consumer spending has increased in response to improving labour market conditions. Business capital spending continues to expand amid growing confidence in the economic recovery and a modest easing in credit standards. Housing markets continue to stabilize as a result of attractive affordability and earlier tax incentives, though demand and construction remain weak. With interest rates likely to remain low for a while longer, the U.S. economy is projected to grow at a moderate rate of about 3% in 2010. Consumer and business loan demand are expected to improve over the balance of the year, but remain soft in the face of ongoing foreclosures and a struggling commercial real estate market. High unemployment and low inflation should encourage the Federal Reserve to keep policy rates near zero until late this year. Capital markets activities should remain healthy as the economic expansion continues.
          Our U.S. banking operations are largely located in the Midwest, a region that is generally tracking national economic trends, with employment beginning to rise, manufacturing rebounding sharply in response to increased exports and auto production, and the housing market slowly recovering. As with the rest of the nation, the Midwest economy is expected to grow moderately in 2010.
           This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the second quarter of 2009 and first quarter of 2010 by the weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 17% from a year ago and by 3% from the average of the first quarter of 2010. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q2-2010		YTD-2010 vs.
(Canadian $ in millions, except as noted)	vs. Q2-2009	vs. Q1-2010	YTD-2009

Canadian/U.S. dollar exchange rate (average)
Current period	1.0274	1.0274	1.0433
Prior period	1.2417	1.0587	1.2343
Increased (decreased) revenue	(157)	(23)	(285)
Decreased (increased) expense	92	13	162
Decreased (increased) provision for credit losses	26	6	57
Decreased (increased) income taxes	2	–	16

Increased (decreased) net income	(37)	(4)	(50)

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, the hedging activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year-over-year or quarter-over-quarter fluctuations in exchange rates. The U.S. dollar weakened over the course of the current quarter, as the exchange rate decreased from Cdn$1.0693 per U.S. dollar at January 31, 2010 to an average of Cdn$1.0274. As a result, hedging transactions resulted in an after-tax gain of $4 million in the quarter and $5 million for the year to date. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was $263 million (see the Non-GAAP Measures section), compared with $171 million in the first quarter and negative $87 million in the second quarter of 2009.
          BMO’s average annual total shareholder return for the five-year period ended April 30, 2010 was 7.2%.

6 • BMO Financial Group Second Quarter Report 2010

Net Income
Q2 2010 vs Q2 2009
Net income was $745 million for the second quarter of 2010, up $387 million from a year ago. Earnings per share were $1.26, compared with $0.61. Results a year ago included $227 million after tax ($0.42 per share) for a charge of $147 million after tax related to a Canadian credit protection vehicle and severance costs of $80 million after tax, as set out in the Notable Items section that follows at the end of this MD&A.
          Provisions for credit losses in the current quarter were $123 million lower as the U.S. credit environment was weaker a year ago.
          P&C Canada net income increased a strong $56 million or 16%. We had good revenue increases across each of our personal, commercial and cards businesses, driven by volume growth across most products, the inclusion of Diners Club in our financial results and an improved net interest margin.
          P&C U.S. net income decreased Cdn$35 million, or by US$20 million to US$45 million. Revenues from improved loan spreads were more than offset by the decrease in commercial loan balances due to lower client loan utilization, deposit spread compression and the increased impact of impaired loans.
          Private Client Group net income increased $46 million or 64%, reflecting stronger earnings across all of our businesses, including the benefit of the BMO Life Assurance acquisition that we completed on April 1, 2009.
          BMO Capital Markets net income increased $71 million or 38%. There was good revenue growth, partially offset by higher provisions for credit losses and an increase in employee compensation costs, in line with improved revenue performance. Last year’s results reflected significant charges in respect of the weaker capital markets environment.
          Corporate Services net loss of $74 million was $249 million better than in the prior year, primarily due to improved revenues, reduced expenses and lower provisions for credit losses. Revenues improved primarily due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions and the lower impact of prior year’s funding activities that enhanced our strong liquidity position. Expenses decreased as the prior year included $118 million of severance costs.
Q2 2010 vs Q1 2010
Net income increased $88 million or 13% from the first quarter. There were higher revenues, lower provisions for credit losses and a modest reduction in expenses.
          Provisions for credit losses decreased $84 million, primarily in our U.S. segment.
          P&C Canada net income decreased $7 million or 2.0%. The effects of three fewer days in the current quarter more than offset the impacts of volume growth and the Diners Club acquisition.
          P&C U.S. net income decreased Cdn$5 million, or by US$3 million to US$45 million, in part due to the increased impact of impaired assets.
          Private Client Group net income increased $5 million or 3.8% due primarily to growth in PCG, excluding insurance, partially offset by the effects of fewer days in the current quarter.
          BMO Capital Markets net income increased $45 million or 21%. Results in the second quarter reflected higher revenues and proportionately higher tax-exempt income. Revenue increased due to higher trading revenue and investment securities gains, partially offset by lower investment banking fees and reduced corporate banking revenue. Expenses were unchanged.
           Corporate Services net loss of $74 million was $50 million better than in the first quarter, largely due to lower provisions for credit losses.
Q2 YTD 2010 vs Q2 YTD 2009
Net income increased $819 million to $1,402 million. Net income in the comparable period of 2009 was lowered by notable items totalling $396 million after tax in respect of capital markets environment charges and severance costs.
          In P&C Canada, net income increased $144 million or 22%, driven by improvements in each of the personal, commercial and card segments with volume growth across most products, the inclusion of Diners Club in our financial results and an improved net interest margin.
          P&C U.S. net income of US$93 million fell US$50 million or 35%. Revenues from improved loan spreads were more than offset by the decline in commercial loan balances due to lower client loan utilization, deposit spread compression and the increased impact of impaired loans.
          Private Client Group net income increased $91 million or 66% from the prior year. Results reflected revenue growth across all of our businesses, including the benefit of our BMO Life Assurance acquisition.
          BMO Capital Markets net income increased $170 million or 57% to $473 million. Revenue rose $416 million or 33% due to investment securities gains in the current year compared to large investment securities losses in the prior year in the weaker capital markets environment. Interest rate trading revenues have improved considerably as the prior year included large losses related to our Canadian credit protection vehicle. Mergers and acquisitions fees and debt underwriting fees also improved due to better economic conditions.
          Corporate Services net loss improved $494 million from a year ago, driven in large part by lower provisions for credit losses and higher revenues. Revenues improved primarily for the same reasons outlined in the quarterly year-over-year discussion. Expenses decreased as the prior year included $118 million ($80 million after tax) of severance costs.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues.
          Total revenue increased $394 million or 15% from a year ago. The weaker U.S. dollar decreased revenue growth by $157 million or 6.0 percentage points year over year, primarily in BMO Capital Markets and P&C U.S. Revenue was down slightly in P&C U.S. on a local currency basis, but was notably higher in each of the other operating groups and in Corporate Services.
          Revenue increased $24 million or 0.8% from the first quarter of 2010. The weaker U.S. dollar decreased revenue growth by $23 million or 0.8 percentage points.

BMO Financial Group Second Quarter Report 2010 • 7

          Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income increased $187 million or 14% from a year ago due to improvement in P&C Canada and Corporate Services. There were reductions in BMO Capital Markets and P&C U.S.
          BMO’s overall net interest margin improved 33 basis points year over year to 1.88%. There were increases in P&C Canada and P&C U.S. In P&C Canada, the improvement was due mainly to higher volumes in more profitable products and higher mortgage refinancing fees. In P&C U.S., the improvement was due to an increase in loan spreads despite lower loan balances, partially offset by deposit spread compression. Corporate Services improved net interest income was primarily due to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions and the lower impact of the prior year’s funding activities that enhanced our strong liquidity position.
          Average earning assets decreased $21 billion or 6.1% relative to a year ago, but adjusted to exclude the impact of the weaker U.S. dollar, increased by $1 billion. On a Canadian dollar basis, the decrease was driven by a reduction in BMO Capital Markets due mainly to decreases in securities borrowed or purchased under resale agreements and corporate lending and trading assets. P&C U.S. average earning assets were also appreciably lower as underlying origination growth was more than offset by lower client loan utilization and new mortgage originations being sold in the secondary market. There was volume growth in P&C Canada and the acquisition of BMO Life Assurance contributed to growth in Private Client Group.
          Relative to the first quarter, net interest income fell $10 million or 0.6%. The decrease was due to three fewer days this quarter. There was improvement in Corporate Services. There were increased earning assets in all groups except P&C U.S., which decreased modestly. BMO’s overall net interest margin rose 3 basis points, primarily due to increased income in Corporate Services largely related to the lower impact of the prior year’s funding activities that enhanced our strong liquidity position. There was also improved margin in P&C U.S. Average earning assets increased $3 billion, driven by volume growth in P&C Canada.
          Year to date, net interest income increased $392 million or 15%, due largely to margin improvement in P&C Canada and increased net interest income in Corporate Services.
          BMO’s overall net interest margin improved 34 basis points for the year to date to 1.87%. There were margin increases in P&C Canada and P&C U.S. as well as higher revenue in Corporate Services. In P&C Canada, the improvement was due mainly to actions taken in 2009 to mitigate the impact of rising long-term funding costs and higher volume in more profitable products. In P&C U.S., the improvement was due to an increase in loan spreads despite lower loan balances, partially offset by deposit spread compression. Corporate Services improved net interest income was primarily due to the same factors responsible for the quarterly year-over-year increase.
          Average earning assets for the year to date decreased $21 billion or 5.9% relative to a year ago, or by $1 billion adjusted to exclude the impact of the weaker U.S. dollar. On a Canadian dollar basis, the decrease was driven by a reduction in BMO Capital Markets due mainly to decreases in securities borrowed or purchased under resale agreements and corporate lending and trading assets. P&C U.S. average earning assets were also lower, as underlying origination growth was more than offset by lower client loan utilization and new mortgage originations being sold in the secondary market. There were also increases in average earning assets of P&C Canada, due to volume growth and inclusion of Diners Club card balances, and in Private Client Group due mainly to the acquisition of BMO Life Assurance.

Net Interest Margin (teb)*

		Increase	Increase		Increase
		(Decrease) vs.	(Decrease) vs.		(Decrease) vs.
(In basis points)	Q2-2010	Q2-2009	Q1-2010	YTD-2010	YTD-2009

P&C Canada	291	10	(4)	293	17
P&C U.S.	355	29	19	345	33

Personal and Commercial Client Group	303	11	—	303	18
Private Client Group **	280	(81)	(1)	280	(110)
BMO Capital Markets	86	(6)	(3)	87	(5)
Corporate Services, including Technology and Operations (T&O)***	nm	nm	nm	nm	nm

Total BMO	188	33	3	187	34

Total Canadian Retail****	290	3	(4)	292	8

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.

**	PCG’s Q2 2009 acquisition of BMO Life Assurance added assets that earn non-interest revenue, accounting for a reduction in PCG’s net interest margin of 85 basis points for the quarter and 103 basis points for the year to date. Adjusted to exclude the impact of the acquisition, PCG’s net interest margin in the quarter increased 4 basis points year over year and net interest margin for the year to date decreased 7 basis points year over year.

***	Corporate Services net interest income is negative and lowers BMO’s overall net interest margin to a greater degree in 2009 than in 2010.

****	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm - not meaningful
8 • BMO Financial Group Second Quarter Report 2010

Non-Interest Revenue
Non-interest revenue is detailed in the attached unaudited consolidated financial statements. Non-interest revenue increased $207 million or 16% from a year ago. There were significant increases in trading revenues and securities gains, while securitization revenues were appreciably lower.
          There was very strong growth in BMO Capital Markets non-interest revenue. Trading revenues were significantly higher as the prior year included $215 million of losses related to our Canadian credit protection vehicle, as outlined in the Notable Items section. Investment securities gains were positive this year whereas the prior year included charges on certain merchant banking investments. In contrast, corporate lending fees decreased. Private Client Group non-interest revenue also grew strongly, reflecting higher securities and commission fees, increased mutual fund revenues and the contribution from the BMO Life Assurance acquisition.
          Securitization revenues decreased $111 million from a year ago to $151 million, in part due to a $3.3 billion reduction in securitized assets. Revenues included gains of $27 million on the sale of loans for new securitizations, down $9 million from a year ago, and gains of $98 million on sales of loans to revolving securitization vehicles, down $74 million from a year ago. The combined impact of securitizing assets in the current and prior periods decreased pre-tax income in the current quarter by $25 million. We recognized less interest income ($125 million less); securitization revenues of $151 million; reduced credit card fees ($106 million less); and lower provisions for credit losses ($55 million less). We securitize loans primarily to obtain alternate sources of cost-effective funding. In the quarter, we securitized $1.5 billion of residential mortgage loans. Securitizations are detailed in Note 3 to the attached unaudited consolidated financial statements. Card fees increased due largely to the Diners Club acquisition in the first quarter of 2010.
          Relative to the first quarter, non-interest revenue increased $34 million or 2.3%. There was strong growth in trading revenues and card fees.
          There were increases in non-interest revenues of BMO Capital Markets and P&C Canada. BMO Capital Markets non-interest trading revenues rose as interest rate and foreign exchange trading revenues increased, while equity trading revenues decreased. Mergers and acquisitions fees were down and lending fees decreased. P&C Canada reflected higher card fees due in large part to the Diners Club acquisition, as the preceding quarter included only one month of revenues.
          Year to date, non-interest revenue increased $585 million or 24%. The improvement was in part attributable to the prior year’s $463 million charge related to the Canadian credit protection vehicle, as outlined in the Notable Items section. The charge was reflected as a $286 million decrease in trading non-interest revenue and a $177 million reduction in investment securities gains. There was very strong growth in BMO Capital Markets non-interest revenue due to investment securities gains in the current year compared to the large investment securities losses in the prior year in the weaker capital markets environment. Interest rate trading revenues were strong and have improved considerably as the prior year included the charge outlined above. Mergers and acquisitions fees and debt underwriting fees also improved due to better economic conditions. Private Client Group non-interest revenue also grew strongly, reflecting increased mutual fund revenues, higher securities and commission fees and the contribution from the BMO Life Assurance acquisition. There was good growth in P&C Canada due to higher revenue from cards, due largely to the inclusion of four months of Diners Club financial results in the current year, as well as mark-to-market investment securities losses recorded in the prior year. Securitization revenues were appreciably lower.
Non-Interest Expense
Non-interest expense is detailed in the attached unaudited consolidated financial statements. Non-interest expense decreased $58 million or 3.1% from a year ago to $1,830 million. The weaker U.S. dollar reduced expense growth by $92 million or 4.9 percentage points. On a Canadian dollar basis, decreased expenses were largely reflective of lower employee compensation costs. There were also reductions in premises and equipment including computer costs. Results a year ago included a $118 million severance charge in Corporate Services. Results this quarter included a more modest severance charge, largely in BMO Capital Markets. Performance-based compensation increased from a year ago, in line with improved performance, and acquired businesses added $27 million of costs.
          Cash operating leverage was 17.7% in the current quarter as revenue growth was strong with effective expense control.
          Non-interest expense decreased $9 million or 0.4% from the first quarter. The weaker U.S. dollar reduced expense growth by $13 million or 0.7 percentage points. Fewer days in the quarter also contributed to the decrease in expense. Decreased expenses were reflected in lower employee compensation costs. The prior quarter’s expenses included $51 million of stock-based compensation costs for employees eligible to retire that are recorded annually in the first quarter. The current quarter reflected increased severance costs, as well as modest increases in computer, communications and travel costs. We continue to focus on managing expenses while growing the business, as reflected in our improved cash productivity ratio of 59.7% in the quarter.
          Year to date, non-interest expense decreased $60 million or 1.6% to $3,669 million. The weaker U.S. dollar lowered expense growth by $162 million or 4.3 percentage points. Reductions in salaries, severance and benefits costs were only partially offset by higher performance-based compensation, in line with improved results. There were also reductions in premises costs including computer costs and in professional fees.
          Cash operating leverage was 20.7% year to date.
          The Obama Administration has proposed levying a Financial Crisis Responsibility Fee on U.S. financial institutions that have assets exceeding a certain threshold. As currently proposed, this levy may apply to some or all of our U.S. operations. It is unclear whether the proposal will be passed into law in its current form, if at all.
          Effective July 1, 2010, the harmonized sales tax will be implemented in both Ontario and British Columbia. This will increase the sales tax paid in these two jurisdictions. The result will be a net increase in expense to our Canadian operations. The change is not expected to increase our total expenses significantly.

BMO Financial Group Second Quarter Report 2010 • 9

Risk Management
Low interest rates and the amount of fiscal stimulus in the economy continue to contribute favourably to the credit environment, spurring the recovery. As a result, negative credit migration is moderating. The most significant risks continue to be the impact of slow U.S. job growth on the pace of the recovery and potential financial market volatility due to market concern about sovereign debt. Given these uncertainties, the risk environment continues to be elevated.
          Specific provisions for credit losses in the second quarter of 2010 were $249 million or an annualized 59 basis points of average net loans and acceptances, compared with $333 million or 79 basis points in the first quarter of 2010 and $372 million or 79 basis points in the second quarter of 2009. The decrease in current quarter provisions was mainly driven by reversals of previously established allowances and by stabilizing migration. On a geographic basis, specific provisions in Canada and other countries were $126 million in the second quarter of 2010, $143 million in the first quarter of 2010 and $127 million in the second quarter of 2009. Provisions in the United States for the comparable periods were $123 million, $190 million and $245 million, respectively.
          There was no general provision in the quarter, in the first quarter of 2010 or in the comparable quarter a year ago. The decrease in the general allowance during the quarter was due to changes in foreign exchange rates.
          BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses. For comparative purposes, credit losses in P&C U.S. and BMO Capital Markets were restated to reflect this quarter’s commercial portfolio transfer noted in the Segment Overview.
          Actual credit losses in the second quarter of 2010 were: $205 million in P&C Canada; $101 million in P&C U.S.; $2 million in PCG; and a recovery of $4 million in BMO Capital Markets. The P&C Canada losses of $205 million include credit losses of $55 million related to securitized assets, which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and are therefore not included in BMO’s $249 million of specific provisions.
          Actual credit losses in the first quarter of 2010 were: $190 million in P&C Canada (which includes losses of $53 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $131 million in P&C U.S.; $5 million in PCG and $60 million in BMO Capital Markets.
          Actual credit losses in the second quarter of 2009 were: $167 million in P&C Canada (which includes losses of $44 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $146 million in P&C U.S.; $2 million in PCG and $101 million in BMO Capital Markets.
          New impaired loan formations totalled $366 million in the quarter, down from $456 million in the preceding quarter and from $694 million in the same quarter a year ago. The U.S.-related formations continued to account for over half of BMO’s total new formations. Formations have declined for three quarters in a row, reflecting the improvement in the credit environment.
          Total gross impaired loans were $3,405 million at the end of the current reporting period, up from $3,134 million at the end of the first quarter and from $2,972 million in the second quarter of 2009. Impaired loans include $437 million of the loans acquired in the Illinois bank transaction. Excluding those loans, gross impaired loans, at $2,968 million, were down from the prior quarter. The impaired loans from the acquisition are not included in the formations figures above. Under the terms of the acquisition, the FDIC absorbs 80% of losses on the acquired loans.
          The total allowance for credit losses at the end of the quarter was $1,885 million, compared with $1,943 million in the preceding quarter. No allowance was required on the recent acquisition because the loans were purchased and recorded at fair market value. Allowances were comprised of a specific allowance of $594 million and a general allowance of $1,291 million. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets and is assessed on a quarterly basis. There were impaired loan sales of $5 million in the current quarter, $3 million in the first quarter of 2010 and $55 million in the second quarter a year ago.
          BMO’s loan book continues to be comprised of consumer and commercial portfolios that are well diversified. Total Consumer and commercial loans represented 86.0% of the loan portfolio at the end of the quarter, up from 81.2% in the first quarter and 76.1% a year ago. Approximately 87.3% of the total consumer portfolio is comprised of secured loans. Excluding credit card loans, approximately 89.9% of consumer loans are secured.
          In the United States, the consumer portfolio totals US$15.1 billion and is primarily comprised of three main asset classes: residential first mortgages (35%), home equity products (33%) and indirect automobile loans (28%). The consumer portfolio continues to be pressured by a high but flattening level of delinquencies and a weak housing market. The U.S. commercial real estate market continues to weaken, but at a moderating pace. There is still a significant amount of oversupply that will take a few quarters to work off and that will contribute to ongoing pressure in the U.S. commercial real estate market through 2010.
          In the euro zone region, BMO’s exposures to Greece, Ireland, Italy, Portugal and Spain are mostly related to financial institutions for trade finance, lending and trading products. Overall exposures to these countries are considered modest, at approximately US$260 million and 1% of our total capital. The BMO-managed Structured Investment Vehicles (SIVs) have lower exposure to bank debt within these countries.
          BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 82 to 88 of BMO’s 2009 Annual Report.
          There have been no significant changes to our level of liquidity and funding risk over the quarter; however, term wholesale funding investors have become more cautious as a result of sovereign debt concerns in Europe. We remain satisfied that our liquidity and funding management framework provides us with a sound liquidity position. At the end of the quarter, the cash and securities to total assets ratio was 35.8% and customer deposits and capital equalled 107.3% of total loans, increasing by 1.9% and 0.7%, respectively, from the first quarter of 2010. Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding.

10 • BMO Financial Group Second Quarter Report 2010

          In the first quarter of 2010, global regulators issued a consultative liquidity proposal that would lead to higher liquidity and funding risk management costs if implemented in its current form. In the second quarter, BMO along with other Canadian banks provided OSFI with the requested information to allow global regulators to assess the implications of the proposal. We anticipate that final requirements and the related transition plan will be outlined by the regulators later this year.
          Reductions in equity exposures, as well as lower accrual-accounted interest rate risk, are the primary reasons for the quarter-over-quarter decrease in our Trading and Underwriting Market Value Exposure (MVE). There were no significant changes in our trading and underwriting management practices during the quarter.
          There was no significant change in our structural market risk management practices during the quarter. There was a decrease in structural earnings market risk since year end, largely related to a model recalibration. There was an increase in structural earnings benefits from interest rate increases in the quarter, largely related to seasonal term deposit renewals.
          There were also no significant changes in the risk management practices or risk levels of our insurance business during the quarter. Our insurance business is primarily exposed to interest rate risk. Our reinsurance business also covers property losses resulting from natural catastrophes; the maximum loss in any year is capped below $75 million.
          This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q2-2010	Q1-2010	Q2-2009	YTD-2010	YTD-2009

New specific provisions	358	401	419	759	902
Reversals of previously established allowances	(69)	(23)	(15)	(92)	(34)
Recoveries of loans previously written-off	(40)	(45)	(32)	(85)	(68)

Specific provision for credit losses	249	333	372	582	800
Increase in the general allowance	–	–	–	–	–

Provision for credit losses	249	333	372	582	800

Specific PCL as a % of average net loans and acceptances (annualized)	0.59%	0.79%	0.79%	0.69%	0.85%
PCL as a % of average net loans and acceptances (annualized)	0.59%	0.79%	0.79%	0.69%	0.85%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period	3,134	3,297	2,666	3,297	2,387
Additions to impaired loans & acceptances (1)	803	456	694	1,259	1,406
Reductions in impaired loans & acceptances (2)	(242)	(265)	(97)	(507)	(39)
Write-offs	(290)	(354)	(291)	(644)	(782)

GIL, End of Period	3,405	3,134	2,972	3,405	2,972

GIL as a % of gross loans & acceptances (excluding acquisitions)	1.73%	1.83%	1.64%	1.73%	1.64%
GIL as a % of gross loans & acceptances (including acquisitions)	1.98%	1.83%	1.64%	1.98%	1.64%
GIL as a % of equity and allowance for credit losses (excluding acquisitions)	12.50%	13.11%	12.95%	12.50%	12.95%
GIL as a % of equity and allowances for credit losses (including acquisitions)	14.34%	13.11%	12.95%	14.34%	12.95%

(1)	Q2-10 Additions include $437 million of impaired loans from a recent acquisition on which the FDIC absorbs 80% of losses.

(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q2-10 $204 million; Q1-10 $193 million; and Q2-09 $150 million).
BMO Financial Group Second Quarter Report 2010 • 11

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended April 30, 2010				As at January 31, 2010	As at October 31, 2009
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodities Risk	(0.2)	(0.4)	(0.8)	(0.2)	(0.4)	(0.7)
Equity Risk	(5.3)	(5.5)	(11.0)	(4.1)	(8.0)	(10.2)
Foreign Exchange Risk	(3.4)	(5.5)	(8.8)	(2.6)	(6.9)	(0.8)
Interest Rate Risk (Mark-to-Market) (1)	(11.0)	(11.1)	(13.2)	(8.3)	(8.7)	(18.4)
Diversification	7.5	8.8	nm	nm	8.8	11.4

Comprehensive Risk	(12.4)	(13.7)	(17.5)	(11.3)	(15.2)	(18.7)
Interest Rate Risk (accrual)	(4.9)	(5.5)	(6.5)	(4.6)	(6.4)	(7.3)
Issuer Risk	(3.4)	(2.3)	(3.4)	(1.6)	(2.1)	(1.9)

Total MVE	(20.7)	(21.5)	(25.0)	(17.8)	(23.7)	(27.9)

nm- not meaningful

* One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

(1) Measures exclude securities in the available-for-sale portfolio.
Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	April 30 2010	Jan. 31 2010	Oct. 31 2009

Market value exposure (MVE) (pre-tax)	(560.2)	(575.8)	(543.2)
12-month earnings volatility (EV) (after-tax)	(54.2)	(41.2)	(69.0)

* Losses are in brackets. Measured at a 99% confidence interval.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)		Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)

	Apr. 30 2010	Jan. 31 2010	Oct. 31 2009	Apr. 30 2010	Jan. 31 2010	Oct. 31 2009

100 basis point increase	(381.6)	(372.2)	(353.2)	32.9	13.5	11.0
100 basis point decrease	309.0	250.2	254.2	3.1	11.9	(75.6)

200 basis point increase	(816.1)	(814.1)	(779.2)	29.6	(3.5)	(10.6)
200 basis point decrease	550.7	437.0	392.8	(6.5)	15.4	(62.9)

*	Losses are in brackets and benefits are presented as positive numbers.

**	For the bank’s Insurance businesses including BMO Life Assurance (the acquired operations of AIG Life Insurance Company of Canada), a 100 basis point increase in interest rates results in an increase in earnings after tax of $82 million and an increase in before tax economic value of $240 million ($80 million and $239 million, respectively, at Jan. 31, 2010). A 100 basis point decrease in interest rates results in a decrease in earnings after tax of $68 million and a decrease in before tax economic value of $237 million ($66 million and $245 million, respectively, at Jan. 31, 2010). These impacts are not reflected in the table above.

Income Taxes
As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.
          The provision for income taxes increased $189 million from the second quarter of 2009 and increased $30 million from the first quarter of 2010, to $207 million. The effective tax rate for the quarter was 21.4%, compared with 4.4% in the second quarter of 2009 and 20.8% in the first quarter of 2010. The income tax expense for the year to date 2010 as compared to 2009 increased $437 million to $384 million, resulting in a tax expense rate of 21.1% year to date. This compares to a recovery of $53 million resulting in a recovery rate of 9.4% for the same period last year.
          The higher effective tax rates year over year were primarily due to a reduction in the proportion of income from lower tax-rate jurisdictions and relatively lower tax-exempt income.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $181 million for the quarter and $220 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited consolidated financial statements for further details.

12 • BMO Financial Group Second Quarter Report 2010

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008

Total revenue	3,049	3,025	2,989	2,978	2,655	2,442	2,813	2,746
Provision for credit losses – specific	249	333	386	357	372	428	315	434
Provision for credit losses – general	–	–	–	60	–	–	150	50
Non-interest expense	1,830	1,839	1,779	1,873	1,888	1,841	1,818	1,782
Net income	745	657	647	557	358	225	560	521

Basic earnings per share ($)	1.27	1.12	1.12	0.97	0.61	0.39	1.06	1.00
Diluted earnings per share ($)	1.26	1.12	1.11	0.97	0.61	0.39	1.06	0.98
Net interest margin on earning assets (%)	1.88	1.85	1.73	1.74	1.55	1.51	1.71	1.58
Effective income tax rate (%)	21.4	20.8	19.2	16.4	4.4	(41.0)	(9.2)	(12.2)
Canadian/U.S. dollar exchange rate (average)	1.03	1.06	1.08	1.11	1.24	1.23	1.11	1.01

Net income:
P&C Canada	396	403	398	362	340	315	297	297
P&C U.S.	46	51	51	58	81	96	48	65

Personal and Commercial Banking	442	454	449	420	421	411	345	362
Private Client Group	118	113	106	113	72	68	77	119
BMO Capital Markets	259	214	260	310	188	115	255	227
Corporate Services, including T&O	(74)	(124)	(168)	(286)	(323)	(369)	(117)	(187)

BMO Financial Group	745	657	647	557	358	225	560	521

BMO’s quarterly earning trends were reviewed in detail on pages 93 and 94 of the 2009 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the third quarter of fiscal 2008 through the second quarter of fiscal 2010.
          In the current quarter, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO Capital Markets. Comparative figures have been restated to reflect the effects of the transfer and conform to the current presentation.
          Notable items have affected revenues in BMO Capital Markets in 2008 and 2009. The third quarter of 2008 through the fourth quarter of 2009 reflected charges related to the capital markets environment, with modest charges in the latter half of 2009. BMO Capital Markets results in 2009 were very strong as the trading environment was very favourable. In the first quarter of 2010, reduced volatility and narrower spreads lowered trading revenues but investment banking activities improved. Trading results were higher in the second quarter of 2010 and results were stronger overall, although investment banking activity was more subdued.
           P&C Canada continued to benefit from strong volume growth over 2009 with favourable movements in market share in a number of key businesses. In the first half of 2010, P&C Canada has continued to perform well with good revenue increases across most products and improved net interest margin. Their results also reflect the first quarter 2010 acquisition of the Diners Club franchise.
          P&C U.S. has operated in a difficult economic environment since 2007 and results in 2009 and 2010 have increasingly been impacted by the effect of impaired loans, which reduces revenues and increases expenses. The current economic environment has also led to a drop in loan utilization. P&C U.S. results in the fourth quarter of 2008 were affected by the completion of the integration of the Wisconsin acquisitions.
          Private Client Group results reflected a decline in earnings in the fourth quarter of 2008 when revenue growth slowed on lower managed and administered assets amid challenging market conditions. Asset levels remained low in the first half of 2009 but improved somewhat in the latter half of 2009 and in the first half of 2010 as equity markets strengthened. Charges in respect of actions taken to assist some of our U.S. clients in the weak capital markets environment lowered results in the fourth quarter of 2008 and first quarter of 2009. Commencing in the second quarter of 2009, results included BMO Life Assurance.
          Corporate Services results have improved from the first half of 2009 due to decreased provisions for credit losses. Results in the first nine months of 2009 were affected by lower revenues related to the impact of market rate changes on certain asset-liability interest rate positions with the impact lessening over time due to management actions and more stable market conditions. Results were also affected by $118 million of severance costs in the second quarter of 2009.
          The U.S. dollar weakened in the latter half of 2009 and in the first half of 2010. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

BMO Financial Group Second Quarter Report 2010 • 13

Balance Sheet
Total assets of $390.2 billion increased $1.7 billion from October 31, 2009. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $6.0 billion. The $1.7 billion increase primarily reflects increases in securities of $12.6 billion, cash and cash equivalents and interest bearing deposits with banks of $3.1 billion, net loans and acceptances of $1.9 billion and other assets of $1.5 billion. These factors were partially offset by decreases in derivative assets of $6.4 billion and securities borrowed or purchased under resale agreements of $11.0 billion.
          The $12.6 billion increase in securities was primarily due to an $11.9 billion increase in trading securities and a $0.6 billion increase in available-for-sale securities. The increase in trading securities reflects higher activity related to the issuances of equity-linked notes, total return swaps and overall market opportunities, which increased holdings in government and government guaranteed securities.
          The $3.1 billion increase in cash and cash equivalents and interest bearing deposits with banks was attributable to growth in demand deposits from corporate clients. These deposits have been invested on a short-term basis with the U.S. Federal Reserve. Also, cash balances have increased as funding requirements have continued to decrease, particularly in the corporate lending portfolio.
          The increase in net loans and acceptances of $1.9 billion was due to an increase in residential mortgages of $1.1 billion primarily as a result of the run-off of securitized mortgages that have not been replaced by new securitization issuances, and higher consumer instalment and other personal loans of $2.7 billion, primarily due to growth in home equity loans. The growth in the above loans was partially offset by lower loans and acceptances to businesses and governments of $1.9 billion, mainly due to decreased corporate loans both in Canada and the United States. Our corporate clients have been using proceeds from high-yield bond issuances to pay down bank debt and continued economic weakness has suppressed borrowing demand. The Rockford, Illinois-based bank transaction during the quarter has added $1.5 billion in loans. The acquisition of the Diners Club consumer and commercial credit card balances during the first quarter contributed $0.4 billion to credit card loans and $0.6 billion to loans to businesses and governments.
          The $6.4 billion decrease in derivative financial assets was primarily due to reductions related to interest rate and credit contracts, partially offset by an increase related to foreign exchange contracts. There was a comparable reduction in derivative financial liabilities.
          The $11.0 billion decrease in securities borrowed or purchased under resale agreements was due to lower trading activity. The decrease in activity is a result of the increased holding of securities as noted above which has reduced the requirement to raise securities for collateral purposes via securities borrowed or purchased under resale agreements.
          Liabilities and shareholders’ equity increased $1.7 billion from October 31, 2009. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated liabilities by $6.0 billion. The $1.7 billion increase primarily reflects growth in deposits of $3.1 billion, securities sold but not yet purchased of $4.4 billion, other liabilities of $0.3 billion and shareholders’ equity of $0.3 billion. These factors were partially offset by a decrease in derivative financial liabilities of $5.2 billion, lower acceptances of $0.6 billion and lower subordinated debt of $0.6 billion.
          Deposits by individuals, which account for 42% or $99.6 billion of total deposits, increased $0.2 billion and included the addition of $2.2 billion as a result of the Illinois bank transaction. Deposits by businesses and governments, which account for 48% or $115.3 billion of total deposits, increased $1.5 billion, with a large portion related to term deposits used to fund the increase in securities. Deposits by banks, which account for the remaining 10% or $24.4 billion of total deposits, increased $1.4 billion.
          The net increase in securities sold but not yet purchased was due to higher client-driven trading activities related to market opportunities.
          The decrease in subordinated debt was due to the redemption of all of our outstanding 4.0% Series C Medium-Term Notes First Tranche during the first quarter.
          The increase in shareholders’ equity of $0.3 billion largely reflects an increase in retained earnings and the issuance of common shares through our dividend reinvestment program and the exercise of stock options, partially offset by higher accumulated other comprehensive losses.
          Contractual obligations by year of maturity were outlined in Table 20 on page 106 of BMO’s 2009 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

14 • BMO Financial Group Second Quarter Report 2010

Capital Management
At April 30, 2010, BMO’s Tier 1 Capital Ratio was 13.27%, with Tier 1 capital of $21.1 billion and risk-weighted assets (RWA) of $159.1 billion. The ratio remains strong, increasing 103 basis points from 12.24% at October 31, 2009. The increase was primarily due to growth in capital and lower RWA, partially offset by the impact of the acquisition of certain assets and liabilities of the Rockford, Illinois-based bank announced in April. Our strong capital position provides flexibility in the execution of our business growth strategies and positions us well for potential regulatory changes and the adoption of International Financial Reporting Standards (IFRS) in the coming years (see Accounting Changes section for further information regarding the adoption of IFRS). In December 2009, global regulators issued a consultative document that will lead to higher bank capital requirements if implemented in its current form. BMO has provided the requested information to OSFI to allow the international regulatory community to assess the implications of the proposal. It is anticipated that final requirements and the related transition plan will be determined by regulators later this year.
          Tier 1 capital increased $658 million from October 31, 2009, primarily due to higher retained earnings and the issuance of common shares, through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. These factors were partially offset by higher goodwill arising from the Illinois bank transaction.
          RWA decreased $8.1 billion from October 31, 2009, primarily due to the impact of a weaker U.S. dollar, lower corporate and commercial loan volumes and lower securitization exposures, partially offset by an increase in retail loans.
          BMO’s Total Capital Ratio was 15.69% at April 30, 2010. The ratio increased 82 basis points from 14.87% at October 31, 2009. Total capital increased $109 million to $25.0 billion primarily due to growth in Tier 1 capital, as outlined above, partially offset by the $500 million subordinated debt redemption in January. Our Tangible Common Equity to RWA ratio was 9.80%, up 59 basis points from 9.21% at the end of fiscal 2009.
          On May 3, 2010, we announced our intention to redeem on June 30, 2010, all of the $350 million of outstanding Trust Capital Securities – Series A (“BMO BOaTS”), which are included in Innovative Tier 1 Capital Instruments. During the quarter, 4,717,000 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options, as noted above. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.
          On May 26, 2010, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable August 26, 2010, to shareholders of record on August 2, 2010. Common shareholders who, in lieu of cash, elect to have this dividend reinvested in additional common shares under BMO’s Shareholder Dividend Reinvestment and Share Purchase Plan, will receive a two percent discount from the average market price of the common shares (as defined in the Plan).
          This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q2-2010	Q4-2009

Common shareholders’ equity	17,824	17,132
Non-cumulative preferred shares	2,571	2,571
Innovative Tier 1 Capital Instruments	2,891	2,907
Non-controlling interest in subsidiaries	23	26
Goodwill and excess intangible assets	(1,609)	(1,569)
Accumulated net after-tax unrealized losses on available-for- sale equity securities	–	(2)

Net Tier 1 Capital	21,700	21,065
Securitization-related deductions	(168)	(168)
Expected loss in excess of allowance – AIRB approach	(18)	(61)
Substantial investments	(394)	(374)

Adjusted Tier 1 Capital	21,120	20,462

Subordinated debt	3,682	4,236
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	11	–
Eligible general allowance for credit losses	303	296

Total Tier 2 Capital	4,796	5,332
Securitization-related deductions	(22)	(7)
Expected loss in excess of allowance – AIRB approach	(18)	(60)
Substantial Investments/Investment in insurance subsidiaries	(908)	(868)

Adjusted Tier 2 Capital	3,848	4,397

Total Capital	24,968	24,859

Risk-Weighted Assets (RWA)
(Canadian $ in millions)	Q2-2010	Q4-2009

Credit risk	134,217	143,098
Market risk	6,192	6,578
Operational risk	18,707	17,525

Total risk-weighted assets	159,116	167,201

Outstanding Shares and Securities Convertible into Common Shares

		Number of shares or
As at May 19, 2010		dollar amount

Common shares		560,128,000
Class B Preferred Shares
Series 5		$200,000,000
Series 13		$350,000,000
Series 14		$250,000,000
Series 15		$250,000,000
Series 16		$300,000,000
Series 18		$150,000,000
Series 21		$275,000,000
Series 23		$400,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US	$300,000,000
Stock options
– vested		8,961,000
– non-vested		7,721,000

(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

Details on share capital are outlined in the 2009 Annual Report in Note 21 to the audited financial statements on pages 144 to 145.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares after December 31, 2005, as “eligible dividends” unless indicated otherwise.

BMO Financial Group Second Quarter Report 2010 • 15

Credit Rating
BMO’s senior debt credit ratings were unchanged in the quarter and have a stable outlook. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa2); and Standard & Poor’s (A+).
Transactions with Related Parties
In the ordinary course of business, we provide certain banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers for these services. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 28 to the audited consolidated financial statements on page 156 of the 2009 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are credit instruments and VIEs, which are described on page 70 of the 2009 Annual Report and in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. See the Select Financial Instruments section for comments on any significant changes to our off-balance-sheet arrangements during the quarter ended April 30, 2010.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2009 audited consolidated financial statements outline our significant accounting policies.
          Pages 71 to 73 of the 2009 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.
Select Financial Instruments
Pages 65 to 69 of BMO’s 2009 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.
          BMO’s consumer loans, including our limited exposure to subprime mortgage loans and Alt-A first mortgage loans, were outlined in the annual report. While arrears on our U.S. mortgage loans have increased, the changes are not significant relative to our asset base and the risk in these portfolios is only modestly higher than at October 31, 2009 and January 31, 2010.
          There have been no significant changes to our exposure to leveraged finance loans, monoline insurers, credit derivative product companies and other select financial instruments, including CDOs, or to associated risk levels in the quarter and for the year to date.
           The Annual Report and Note 4 to the attached unaudited consolidated financial statements outline our exposure to BMO-sponsored securitization vehicles including bank securitization vehicles, Canadian customer securitization vehicles, a U.S. customer securitization vehicle and a Canadian credit protection vehicle. They also outline our exposure to two BMO-managed structured investment vehicles (SIVs). Except as noted below, during the quarter and for the year to date, there were no significant changes to our exposure to the foregoing vehicles or associated risk levels.
          BMO has provided undrawn committed liquidity support facilities of US$4.3 billion (US$5.7 billion at October 31, 2009) to the U.S. customer securitization vehicle. During the first and second quarters of 2010, in accordance with the terms of the supporting liquidity agreements, BMO directly funded six of the vehicle’s commercial accounts that were of a weaker credit quality, representing exposure of US$304 million. When BMO directly funds an account, our committed liquidity support facility is reduced accordingly.
          As anticipated, the amount drawn on the liquidity facilities for the SIVs has continued to decrease due to asset sales and asset maturities.

16 • BMO Financial Group Second Quarter Report 2010

Accounting Changes
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012, prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010.
IFRS Transition Plan & Current Status
In order to meet the requirement to transition to IFRS, we have established an enterprise-wide project and formed an Executive Steering Committee. The transition plan is comprised of three phases: a diagnostic review and assessment to identify potential IFRS differences relative to current policies; implementation and education, which includes confirming actual IFRS differences relative to current policies; and completion of all integration requirements for actual differences identified.
Phase I: Diagnostic Review & Assessment
The primary objective of Phase I was to complete a comprehensive review of the IFRS requirements relative to the bank’s current accounting policies in order to identify potential IFRS differences. This analysis identified the scope of the work required, allowing for the completion of a detailed implementation plan including timelines and resource requirements.
Current status
A detailed implementation plan was developed and approved by the IFRS Executive Steering Committee in 2009. Potential IFRS differences relative to the bank’s current accounting policies have been fully documented.
Phase II: Implementation and Education
The key elements of Phase II include: confirming actual IFRS differences relative to current policies and selecting policy options permitted under IFRS; identifying and implementing the necessary changes within our existing financial reporting and data collection processes and technology changes; assessing the impact on internal controls over financial reporting and disclosure; designing and implementing a technology-based solution to track and record IFRS-based financial information for the 2011 reporting year for comparative purposes; and developing and executing internal training and awareness programs to ensure sufficient financial reporting expertise and governance. Substantial completion of Phase II activities is planned for the first quarter of 2011.
Current status
Confirmation of actual differences and implementation requirements
The implementation activities have been organized by individual work streams (25 in total). We have substantially completed seven work streams: capital assets, leases, stock-based compensation, intangible assets, revenue recognition, foreign currency translation and earnings per share. The work streams completed to date have not revealed any material differences relative to current BMO accounting practices. Progress on the work streams related to the main accounting changes is outlined in the following section.
          The transition plan contemplates substantial completion of all work streams by the first quarter of 2011; however, we continue to closely monitor the work of the IASB on changes to existing IFRS and adjust our project plan to reflect these developments. Page 73 of our 2009 Annual Report contains a discussion of the IASB’s future plans to make revisions to certain existing IFRS standards, some of which relate to the areas that we have identified as potentially requiring accounting changes. Readers are encouraged to review that discussion for more details.
Identification of differences between the bank’s current accounting policies and the requirements under IFRS
Based on our analysis to date, the main accounting changes due to adopting IFRS are expected to be in the areas of asset securitization, consolidation, and pension and other employee future benefits. The underlying IFRS associated with these areas differ from current BMO accounting policies such that there will likely be impacts to the bank’s statements of financial position and results of operation. These impacts will also extend to our capital ratios. OSFI has issued an IFRS advisory that permits a five-quarter phase-in of the adjustment to retained earnings arising from the first time adoption of certain IFRS changes for purposes of calculating certain ratios. Transitional relief for the impact to the Assets-to-Capital Multiple (ACM) will also be provided in the form of excluding the effect of any on-balance sheet recognition of mortgages that were sold through CMHC programs up to March 31, 2010, that under current practice are not reported on the bank’s balance sheet.
Asset securitization
The de-recognition criteria contained within the IFRS financial instruments standard (IAS 39) may require the recognition on our balance sheet of loans sold to off-balance sheet entities or trusts (securitization vehicles). Our current practice is to remove loans from our balance sheet when the loans are considered sold for accounting purposes and recognize gains in securitization revenues at the time of sale of these loans. Any loans sold to off-balance sheet entities or trusts that require on-balance sheet recognition under IFRS will result in an increase in both assets and liabilities on the balance sheet and a potential decrease in retained earnings representing the reversal of the gain on sale previously recognized in earnings. Any effect on our capital ratios would be partially mitigated by the transitional relief provided under OSFI’s IFRS advisory. We had anticipated that new accounting requirements impacting asset securitization would be effective at transition to IFRS and were completing our analysis based on those requirements. However, as a result of changes to the IASB work plan, we are now performing our analysis based on existing IFRS requirements and expect to complete that analysis over the third and fourth quarters of 2010.

BMO Financial Group Second Quarter Report 2010 • 17

Consolidation
The requirements contained within the IFRS consolidated and separate financial statements standard (IAS 27) may impact the accounting for certain variable interest entities (VIEs) that the bank sponsors. Under IFRS, a VIE is consolidated by an entity if the entity is deemed to control it, as determined under the criteria contained within IAS 27. Our current practice is to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both. We are currently assessing all our VIEs to determine whether to consolidate based on IFRS requirements. To the extent we determine that any of our VIEs require consolidation, this will result in an increase in both assets and liabilities, and potentially a decrease in retained earnings. The effects on our capital ratios would be partially mitigated by the transitional relief provided under OSFI’s IFRS advisory. We had anticipated that new accounting requirements impacting consolidation would be effective at transition to IFRS and were completing our analysis based on those requirements. However, as a result of changes to the IASB work plan, we are now performing our analysis based on existing IFRS requirements and expect to complete that analysis over the third and fourth quarters of 2010.
Pension and Other Employee Future Benefits
IFRS employee benefits standard (IAS 19) provides two alternatives for how to account for the unrealized market-related gains or losses on pension fund assets and the impact of changes in discount rates on pension obligations. We can either record these gains and losses directly in equity or defer these amounts on our balance sheet and amortize amounts in excess of 10% of our plan assets or benefit liability balances to pension expense over a period of approximately 12 years (as we do currently). Regardless of the alternative chosen, we would record in expense the cost of benefits earned in the year, plus the interest cost on the obligation net of the expected return on assets. On transition to IFRS, we will be required to either recalculate expense back to inception of the plans as though we had always applied IAS 19 or take any unrealized gains or losses that exist on November 1, 2010 and record them directly in retained earnings. We expect to finalize our recommendation in the first quarter of 2011. If we elect to record unrealized gains or losses in retained earnings, the adjustment will be determined based on the actuarial valuation as at November 1, 2010. The effects on our capital ratios would be partially mitigated by the transitional relief provided under OSFI’s IFRS advisory.
Internal Controls over Financial Reporting and Disclosure
We have determined that our internal controls over financial reporting and our disclosure controls and procedures will be largely unaffected by the transition to IFRS. Effects will be limited primarily to the development of internal controls over tracking and communicating IFRS-based information for the IFRS comparative year, possible changes in the accounting treatment of the bank’s VIEs and securitized loans, and certain additional disclosure requirements in the notes to the financial statements. Changes relating to such effects will be addressed as part of the third and final phase of the transition, beginning in the first quarter of 2011.
Business Activities
We continually assess whether there will be any impact to our business activities as we progress through our implementation activities. To date, we have not identified any significant impacts to existing business activities as a result of adopting IFRS.
Information Technology
We have completed a detailed assessment of our existing financial information technology architecture and determined that there are no significant changes required as a result of our transition to IFRS. We have developed a technology-based solution in the form of a comparative reporting tool that will track IFRS-based financial information during the comparative year. This will not require any significant modification to our existing financial reporting systems. The comparative reporting tool is currently undergoing testing and will be operational by the first quarter of 2011. Adjustments related to IFRS for the 2011 comparative year will be reflected in our primary financial systems during the quarter ended January 31, 2012.
Financial Reporting Expertise and Governance
An internal IFRS educational program was launched in 2009 to ensure appropriate financial reporting expertise and governance when the bank begins to report on an IFRS basis. During 2009, detailed technical sessions relating to our findings from Phase I were presented to all our accounting and finance staff as well as certain other functional groups across the enterprise that may be affected by the transition to IFRS. Technical update sessions began in the second quarter of 2010 for those groups, and will continue throughout the third and fourth quarters of 2010. Quarterly educational sessions on specific IFRS topics were presented to the bank’s audit committee in 2009, and will continue throughout 2010.
Phase III: Completion of integration changes
We are developing a detailed plan for the third and final phase of the transition, which is the completion of all integration changes, scheduled to commence in 2011. This will include the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for the transition to IFRS in fiscal 2012, finalizing decisions on policy options available under IFRS including available exemptions from applying certain IFRS on a retroactive basis, and developing communication plans for our internal and external stakeholders.
Quantification of key impacts
In anticipation of substantially completing most of our work stream activities by the fourth quarter of 2010, we expect to provide quantification of certain of the impacts of adopting existing IFRS reporting in our 2010 Annual Report.

18 • BMO Financial Group Second Quarter Report 2010

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q2-2010

	Q2-2010					YTD-2010
				Corporate					Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	1,248	87	324	(137)	1,522	2,532	174	667	(319)	3,054
Non-interest revenue	495	471	540	21	1,527	971	934	1,024	91	3,020

Total revenue (teb) (1)	1,743	558	864	(116)	3,049	3,503	1,108	1,691	(228)	6,074
Provision for credit losses	152	2	67	28	249	303	4	132	143	582
Non-interest expense	954	398	469	9	1,830	1,905	796	939	29	3,669

Income before income taxes and non- controlling interest in subsidiaries	637	158	328	(153)	970	1,295	308	620	(400)	1,823
Income taxes (recovery) (teb) (1)	195	40	69	(97)	207	399	77	147	(239)	384
Non-controlling interest in subsidiaries	–	–	–	18	18	–	–	–	37	37

Net income Q2-2010	442	118	259	(74)	745	896	231	473	(198)	1,402

Net income Q1-2010	454	113	214	(124)	657

Net income Q2-2009	421	72	188	(323)	358	832	140	303	(692)	583

Other statistics

Net economic profit	270	95	145	(247)	263	544	182	234	(526)	434
Return on equity	27.6%	38.4%	24.8%	nm	16.4%	27.3%	36.4%	21.5%	nm	15.3%
Cash return on equity	28.0%	39.0%	24.8%	nm	16.6%	27.6%	36.8%	21.5%	nm	15.5%
Operating leverage	3.5%	12.1%	15.9%	nm	17.9%	4.8%	12.9%	23.3%	nm	20.8%
Cash operating leverage	3.1%	12.1%	15.8%	nm	17.7%	4.5%	13.0%	23.3%	nm	20.7%
Productivity ratio (teb)	54.7%	71.5%	54.2%	nm	60.0%	54.4%	71.9%	55.5%	nm	60.4%
Cash productivity ratio (teb)	54.3%	71.2%	54.2%	nm	59.7%	54.0%	71.6%	55.5%	nm	60.1%
Net interest margin on earning assets (teb)	3.03%	2.80%	0.86%	nm	1.88%	3.03%	2.80%	0.87%	nm	1.87%
Average common equity	6,364	1,242	4,133	6,013	17,752	6,422	1,267	4,259	5,576	17,524
Average earning assets	169,280	12,667	154,440	(4,966)	331,421	168,710	12,496	153,870	(4,963)	330,113
Full-time equivalent staff	20,624	4,701	2,180	9,843	37,348

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2010.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities.
          In the first quarter, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. These changes do not have a meaningful impact on the earnings of P&C Canada. Results for prior periods have been restated to conform to the current presentation.
          In the current quarter, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO Capital Markets. Comparative figures have been restated to reflect the effects of the transfer and conform to the current presentation.
           Note 16 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO Financial Group Second Quarter Report 2010 • 19

Personal and Commercial Banking (P&C)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2010	vs. Q2-2009		vs. Q1-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	1,248	(10)	(1%)	(36)	(3%)	2,532	8	–
Non-interest revenue	495	46	10%	19	4%	971	98	11%

Total revenue (teb)	1,743	36	2%	(17)	(1%)	3,503	106	3%
Provision for credit losses	152	36	31%	1	–	303	69	30%
Non-interest expense	954	(13)	(1%)	3	–	1,905	(32)	(2%)

Income before income taxes and non-controlling interest in subsidiaries	637	13	3%	(21)	(3%)	1,295	69	6%
Income taxes (teb)	195	(8)	(3%)	(9)	(3%)	399	5	2%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	442	21	5%	(12)	(3%)	896	64	8%

Amortization of acquisition-related intangible assets (after tax)	6	(3)	(40%)	1	–	11	(5)	(34%)

Cash net income	448	18	4%	(11)	(3%)	907	59	7%

Return on equity	27.6%		4.6%		0.7%	27.3%		5.2%
Cash return on equity	28.0%		4.4%		0.7%	27.6%		5.0%
Operating leverage	3.5%		nm		nm	4.8%		nm
Cash operating leverage	3.1%		nm		nm	4.5%		nm
Productivity ratio (teb)	54.7%		(2.0%)		0.6%	54.4%		(2.6%)
Cash productivity ratio (teb)	54.3%		(1.7%)		0.6%	54.0%		(2.4%)
Net interest margin on earning assets (teb)	3.03%		0.11%		–	3.03%		0.18%
Average earning assets	169,280	(7,083)	(4%)	1,122	1%	168,710	(9,812)	(5%)

nm – not meaningful

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2010	vs. Q2-2009		vs. Q1-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	989	68	8%	(30)	(3%)	2,008	164	9%
Non-interest revenue	418	58	16%	26	7%	810	112	16%

Total revenue (teb)	1,407	126	10%	(4)	–	2,818	276	11%
Provision for credit losses	121	28	31%	1	1%	241	53	29%
Non-interest expense	719	27	4%	10	1%	1,428	32	2%

Income before income taxes and non-controlling interest in subsidiaries	567	71	15%	(15)	(2%)	1,149	191	20%
Income taxes (teb)	171	15	11%	(8)	(2%)	350	47	16%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	396	56	16%	(7)	(2%)	799	144	22%

Amortization of acquisition-related intangible assets (after tax)	1	–	–	–	–	2	1	18%

Cash net income	397	56	16%	(7)	(2%)	801	145	22%

Personal revenue	664	49	8%	(9)	(1%)	1,337	113	9%
Commercial revenue	391	30	9%	(12)	(3%)	794	82	11%
Cards revenue	352	47	15%	17	5%	687	81	13%
Operating leverage	6.1%		nm		nm	8.6%		nm
Cash operating leverage	6.1%		nm		nm	8.6%		nm
Productivity ratio (teb)	51.1%		(3.0%)		0.8%	50.7%		(4.2%)
Cash productivity ratio (teb)	51.0%		(3.0%)		0.8%	50.6%		(4.3%)
Net interest margin on earning assets (teb)	2.91%		0.10%		(0.04%)	2.93%		0.17%
Average earning assets	139,745	5,323	4%	2,866	2%	138,289	3,543	3%

nm – not meaningful
20 • BMO Financial Group Second Quarter Report 2010

Q2 2010 vs Q2 2009
Net income was a strong $396 million, up $56 million or 16% from a year ago.
          Revenue rose $126 million or 10%, driven by volume growth across most products, the inclusion of Diners Club revenues in our financial results and an improved net interest margin. Year-over-year revenue growth was also attributable to higher mutual funds revenue and higher loan and deposit fees.
          Net interest margin increased by 10 basis points, driven primarily by higher volumes in more profitable products and higher mortgage refinancing fees.
          In the personal banking segment, revenue increased $49 million or 8.3%, driven by volume growth in higher-spread loans and deposits, higher mutual funds revenue and higher mortgage refinancing fees. Homeowner ReadiLine growth drove personal loan growth of 15% year over year. Market share also increased from the prior year.
          Our mortgage loan balances decreased from a year ago, due to the runoff of our broker-channel loans and, as expected, mortgage market share decreased from a year ago. Our goal is to grow market share. We continue to focus on improving this business through investment in the sales force and achieving productivity gains while continuing to be prudently attentive to the credit quality of the portfolio.
          Personal deposits balances decreased 0.9% year over year in response to increased confidence in equity markets. Market share decreased year over year in this highly competitive environment.
          In the commercial banking segment, revenue increased $30 million or 8.5% year over year due to growth in deposits, higher mortgage refinancing fees and higher loan and deposit fees. Deposit balances grew 10%, reflecting our focus on meeting our customers’ banking needs. Loan balances were relatively unchanged from a year ago and market share decreased slightly in a challenging environment. We continue to invest in our commercial workforce with the objective of providing more and better advice to our customers. We continue to rank second in Canadian business banking market share of small and mid-size business loans.
          Cards and Payment Services revenue increased $47 million or 15% due to the inclusion of Diners Club revenues in our financial results, loan balance growth and spread improvement, partially offset by lower card fees.
          Provisions for credit losses, on an expected loss basis, increased $28 million due to growth in the portfolio and the impact of credit migration.
          Non-interest expense increased $27 million or 3.9%, due to the inclusion of Diners Club in our results as well as higher initiatives expense and performance-based compensation, partially offset by lower salaries expense due to lower staff levels. The group’s cash operating leverage was 6.1%. We continue to invest strategically to improve our competitive position and, mindful of the current economic environment, to tightly manage our operating expenses.
          Average current loans and acceptances, including securitized loans, increased $5.5 billion or 4.0% from a year ago and personal and commercial deposits grew $2.1 billion or 2.1%.
Q2 2010 vs Q1 2010
Net income decreased $7 million or 2.0% due largely to three fewer days in the current quarter.
          Revenue fell $4 million or 0.1%, driven by three fewer days in the quarter and a reduced net interest margin, partially offset by volume growth and the inclusion of Diners Club financial results for the full quarter versus one month in the first quarter. Net interest margin decreased 4 basis points due to the impact of loan growth outpacing deposit growth, partially offset by higher mortgage refinancing fees.
          Non-interest expense increased $10 million or 1.4% primarily due to the inclusion of a full quarter of Diners Club expenses in our results, and higher initiatives and employee-related costs, partially offset by the impact of fewer days in the current quarter.
          Average current loans and acceptances, including securitized loans, increased $2.8 billion or 2.0% from the preceding quarter while personal and commercial deposits decreased $0.8 billion or 0.8%.
Q2 YTD 2010 vs Q2 YTD 2009
Net income increased $144 million or 22%.
          Revenue increased $276 million or 11%, driven by volume growth across most products, an improved net interest margin and the inclusion of four months of Diners Club financial results in the current year. Increased revenues also reflected net mark-to-market investment securities losses in the prior year.
          Net interest margin increased 17 basis points, driven primarily by actions taken in 2009 to mitigate the impact of rising long-term funding costs and higher volume in more profitable products.
          Non-interest expense increased $32 million or 2.3% due to the inclusion of four months of Diners Club financial results in the current year and higher initiatives costs, partially offset by lower salaries expense due to lower staff levels.

BMO Financial Group Second Quarter Report 2010 • 21

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2010	vs. Q2-2009		vs. Q1-2010		YTD-2010		vs. YTD-2009

Net interest income (teb)	259	(78)	(23%)	(6)	(3%)	524	(156)	(23%)
Non-interest revenue	77	(12)	(14%)	(7)	(9%)	161	(14)	(8%)

Total revenue (teb)	336	(90)	(21%)	(13)	(4%)	685	(170)	(20%)
Provision for credit losses	31	8	32%	–	–	62	16	33%
Non-interest expense	235	(40)	(15%)	(7)	(3%)	477	(64)	(12%)

Income before income taxes and non-controlling interest in subsidiaries	70	(58)	(45%)	(6)	(7%)	146	(122)	(45%)
Income taxes (teb)	24	(23)	(49%)	(1)	(4%)	49	(42)	(46%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	46	(35)	(43%)	(5)	(9%)	97	(80)	(45%)

Amortization of acquisition-related intangible assets (after tax)	5	(3)	(48%)	1	–	9	(6)	(41%)

Cash net income	51	(38)	(43%)	(4)	(9%)	106	(86)	(45%)

Operating leverage	(6.6%)		nm		nm	(8.1%)		nm
Cash operating leverage	(7.8%)		nm		nm	(9.1%)		nm
Productivity ratio (teb)	69.9%		5.4%		0.5%	69.6%		6.3%
Cash productivity ratio (teb)	68.3%		6.2%		0.5%	68.0%		6.9%
Net interest margin on earning assets (teb)	3.55%		0.29%		0.19%	3.45%		0.33%
Average earning assets	29,535	(12,406)	(30%)	(1,744)	(6%)	30,421	(13,355)	(31%)

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	252	(19)	(7%)	2	–	502	(49)	(9%)
Non-interest revenue	74	3	4%	(6)	(6%)	154	13	9%

Total revenue (teb)	326	(16)	(5%)	(4)	(1%)	656	(36)	(5%)
Non-interest expense	228	7	3%	(1)	(1%)	457	19	4%
Net Income	45	(20)	(31%)	(3)	(6%)	93	(50)	(35%)
Average earning assets	28,733	(5,007)	(15%)	(813)	(3%)	29,146	(6,312)	(18%)

nm – not meaningful

Q2 2010 vs Q2 2009
Results for all periods reflect the current quarter’s transfer of the commercial portfolio from BMO Capital Markets. Net income decreased Cdn$35 million or 43% to Cdn$46 million. On a U.S. dollar basis, net income was $45 million, down $20 million or 31% from a year ago. Revenues from improved loan spreads were more than offset by the decline in commercial loan balances due to lower client loan utilization, deposit spread compression and the increased impact of impaired loans. Amounts in the rest of this section are outlined in U.S. dollars.
          Net income for the quarter on a basis that adjusts for the impact of impaired loans was $61 million. On a comparably-adjusted basis, the cash productivity ratio was 62.3%.
          Revenue of $326 million declined $16 million or 4.8% as the benefit of improved loan spreads was more than offset by the decline in commercial loan balances and deposit spread compression. Impaired loans had no impact on year-over-year revenue growth.
          Non-interest expense of $228 million was $7 million or 3.1% higher. Adjusted for the impact of impaired loans and integration costs, expenses increased $2 million or 0.9%.
Q2 2010 vs Q1 2010
Net income decreased Cdn$5 million or 8.9% from the first quarter. On a U.S. dollar basis, net income fell $3 million or 6.3% to $45 million, in part due to the increased impact of impaired assets. Amounts in the rest of this section are outlined in U.S. dollars.
          Revenue decreased $4 million or 1.2%. On a basis that adjusts for the impact of impaired loans, revenue was unchanged.
          Non-interest expenses were essentially unchanged.
          Our continued focus on the customer experience is reflected in our high loyalty scores. Our retail net promoter score was 39 for the second quarter of 2010, compared with 40 in the first quarter. Our retail net promoter score remains very strong compared to the scores of our major competitors.
Q2 YTD 2010 vs Q2 YTD 2009
Net income decreased Cdn$80 million or 45% from the prior year to Cdn$97 million. On a U.S. dollar basis, net income was $93 million, down $50 million or 35% from the prior year. Amounts in the rest of this section are outlined in U.S. dollars.
          Net income on a basis that adjusts for the impact of impaired loans and integration costs was $124 million. Adjusted on the same basis, the cash productivity ratio was 62.1%.
          Revenue of $656 million was $36 million or 5.2% lower, as the benefit of improved loan spreads was more than offset by the decrease in commercial loan balances and deposit spread compression.
          Non-interest expense increased $19 million or 4.3%. Adjusted for the impact of impaired loans, integration costs and changes in the Visa litigation accrual, expenses increased $1 million or 0.3%.

22 • BMO Financial Group Second Quarter Report 2010

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2010	vs. Q2-2009		vs. Q1-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	87	1	1%	–	(1%)	174	(4)	(2%)
Non-interest revenue	471	90	23%	8	2%	934	166	22%

Total revenue (teb)	558	91	19%	8	1%	1,108	162	17%
Provision for credit losses	2	–	–	–	–	4	1	37%
Non-interest expense	398	28	7%	–	–	796	32	4%

Income before income taxes	158	63	67%	8	4%	308	129	73%
Income taxes (teb)	40	17	78%	3	7%	77	38	94%

Net income	118	46	64%	5	4%	231	91	66%

Amortization of acquisition-related intangible assets (after tax)	1	–	–	(1)	nm	3	2	nm

Cash net income	119	46	64%	4	4%	234	93	66%

Return on equity	38.4%		12.9%		4.0%	36.4%		11.7%
Cash return on equity	39.0%		13.1%		4.1%	36.8%		11.8%
Operating leverage	12.1%		nm		nm	12.9%		nm
Cash operating leverage	12.1%		nm		nm	13.0%		nm
Productivity ratio (teb)	71.5%		(8.1%)		(0.8%)	71.9%		(9.0%)
Cash productivity ratio (teb)	71.2%		(8.0%)		(0.8%)	71.6%		(9.0%)
Net interest margin on earning assets (teb)	2.80%		(0.81%)		(0.01%)	2.80%		(1.10%)
Average earning assets	12,667	2,961	31%	335	3%	12,496	3,311	36%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	59	8	18%	(3)	(3%)	121	30	34%
Non-interest expense	54	4	8%	–	1%	108	6	6%
Net income	3	2	+100%	(2)	(35%)	8	15	+100%
Cash net income	3	2	+100%	(2)	(30%)	8	15	+100%
Average earning assets	2,095	(183)	(8%)	(55)	(3%)	2,123	(151)	(7%)

nm – not meaningful

Q2 2010 vs Q2 2009
Net income of $118 million increased $46 million or 64% from the same quarter a year ago. Net income in the current quarter was comprised of $73 million from PCG, excluding insurance, and $45 million from insurance. Net income a year ago was comprised of $42 million from PCG, excluding insurance, and $30 million from insurance.
          Revenue increased $91 million or 19% with revenue growth across all of our businesses, including the benefit of our BMO Life Assurance acquisition. Revenue benefited from our success in attracting new client assets as well as improved equity market conditions. Net interest income increased slightly from the prior year due primarily to deposit balance growth, partly offset by spread compression in our brokerage businesses. The weaker U.S. dollar lowered revenue by $14 million.
           Non-interest expense increased $28 million or 7.3%, due primarily to higher revenue-based costs related largely to higher commission revenue in the brokerage businesses. The BMO Life Assurance acquisition increased expenses by $13 million including integration costs of $2 million. The weaker U.S. dollar reduced expenses by $11 million. The cash productivity ratio of 71.2% improved 800 basis points from the prior year.
          Assets under management and administration grew $45 billion or 20% after adjusting to exclude the impact of the weaker U.S. dollar.
Q2 2010 vs Q1 2010
Net income increased $5 million or 3.8% from the first quarter due primarily to growth in PCG, excluding insurance.
          Revenue increased $8 million or 1.1% as higher commission revenue in full-service investing and higher insurance revenues were partially offset by the effects of fewer days in the current quarter.
          Non-interest expense was unchanged from the previous quarter as higher revenue-based costs were offset by lower stock-based compensation costs for employees eligible to retire, which are recognized annually in the first quarter. The cash productivity ratio of 71.2% improved 80 basis points from the prior quarter.
          Assets under management and administration improved by $8 billion or 3.3% after adjusting to exclude the impact of the weaker U.S. dollar, due to continued improvement in market conditions.
Q2 YTD 2010 vs Q2 YTD 2009
Net income increased $91 million or 66% from the prior year. Net income in the current year was comprised of $143 million from PCG, excluding insurance, and $88 million from insurance. Net income a year ago was comprised of $78 million from PCG, excluding insurance, and $62 million from insurance. Results a year ago included a charge of $17 million ($11 million after tax) related to the decision to assist some of our U.S. clients by purchasing auction-rate securities from their accounts in the weak capital markets environment.
          Revenue increased $162 million or 17% due primarily to revenue growth across all of our businesses, including the benefit

BMO Financial Group Second Quarter Report 2010 • 23

of our BMO Life Assurance acquisition. Net interest income declined due to lower deposit spreads, offset in part by deposit growth in our brokerage businesses and loan growth in private banking. The weaker U.S. dollar lowered revenue by $26 million.
          Non-interest expense increased $32 million or 4.2%, primarily as a result of higher revenue-based costs, in line with improved performance. The weaker U.S. dollar reduced expenses by $20 million. The BMO Life
Assurance acquisition increased expenses by $32 million including integration costs of $3 million. The group continues to focus actively on expense management. The cash productivity ratio of 71.6% improved 900 basis points from the same period last year.

BMO Capital Markets (BMO CM)

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2010	vs. Q2-2009		vs. Q1-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	324	(76)	(19%)	(19)	(6%)	667	(146)	(18%)
Non-interest revenue	540	262	94%	56	12%	1,024	562	+100%

Total revenue (teb)	864	186	27%	37	5%	1,691	416	33%
Provision for credit losses	67	28	74%	2	2%	132	56	74%
Non-interest expense	469	50	12%	(1)	–	939	81	9%

Income before income taxes	328	108	50%	36	13%	620	279	82%
Income taxes (teb)	69	37	+100%	(9)	(11%)	147	109	+100%

Net income	259	71	38%	45	21%	473	170	57%

Amortization of acquisition-related intangible assets (after tax)	1	1	+100%	1	+100%	1	1	+100%

Cash net income	260	72	38%	46	21%	474	171	56%

Trading Products revenue	561	79	16%	51	10%	1,071	276	35%
Investment and Corporate Banking revenue	303	107	55%	(14)	(4%)	620	140	29%
Return on equity	24.8%		12.0%		6.4%	21.5%		11.3%
Cash return on equity	24.8%		11.9%		6.3%	21.5%		11.3%
Operating leverage	15.9%		nm		nm	23.3%		nm
Cash operating leverage	15.8%		nm		nm	23.3%		nm
Productivity ratio (teb)	54.2%		(7.7%)		(2.6%)	55.5%		(11.8%)
Cash productivity ratio (teb)	54.2%		(7.7%)		(2.6%)	55.5%		(11.8%)
Net interest margin on earning assets (teb)	0.86%		(0.06%)		(0.03%)	0.87%		(0.05%)
Average earning assets	154,440	(24,584)	(14%)	1,122	1%	153,870	(24,003)	(13%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	239	2	1%	(35)	(13%)	513	(103)	(17%)
Non-interest expense	187	53	39%	26	16%	348	50	17%
Net Income	3	(55)	(95%)	(48)	(95%)	54	(150)	(74%)
Average earning assets	45,290	(12,015)	(21%)	(1,760)	(4%)	46,185	(11,093)	(19%)

nm – not meaningful

Q2 2010 vs Q2 2009
Results for all periods reflect the current quarter’s transfer of the commercial portfolio to P&C U.S. Net income was $259 million, up $71 million or 38% from a year ago. There was strong revenue growth, partially offset by higher provisions for credit losses and an increase in employee costs due to improved revenue performance and higher severance costs. ROE was 24.8%, compared to 12.8% a year ago.
          Revenue increased $186 million or 27% to $864 million. Our revenue generation continues to benefit from our client focus and diversified portfolio of businesses. Trading revenues were significantly higher than in the prior year as revenues a year ago were lowered by charges arising from our Canadian credit protection vehicle. Investment securities gains were positive this year whereas the prior year included charges on certain merchant banking investments. Corporate lending revenue has decreased due to significantly reduced asset levels and lower lending fees. Investment banking performance was also softer than a year ago; however, activity on a year to date basis has significantly improved due to better economic conditions. The weaker U.S. dollar decreased revenues by $57 million relative to a year ago.
          Net interest income decreased due to lower revenue from our interest-rate-sensitive businesses as well as lower corporate banking net interest income from decreased asset levels, partially offset by higher trading net interest income. Net interest margin decreased by 6 basis points to 0.86%, due to narrower spreads in our interest-rate-sensitive businesses.
          Non-interest expense increased $50 million due to higher severance costs as well as higher variable compensation costs in line with improved revenue performance. The weaker U.S. dollar decreased expenses by $33 million relative to a year ago.
          Net income taxes were higher primarily due to a lower proportion of tax-exempt income.
Q2 2010 vs Q1 2010
Net income increased $45 million or 21%. Revenue was $37 million or 4.5% higher than in the preceding quarter due to higher trading revenue and improved investment securities gains. There were lower mergers and acquisitions fees, corporate banking revenues and debt underwriting fees.

24 • BMO Financial Group Second Quarter Report 2010

Interest rate and foreign exchange trading revenues increased, while equity trading revenues decreased. Corporate banking revenues also decreased, largely due to lower lending fees.
          Non-interest expense decreased $1 million from the first quarter as increased severance costs this quarter were offset by the absence of stock-based compensation costs for employees eligible to retire, which are recorded annually in the first quarter, as well as lower variable compensation costs.
          Net income taxes were lower due to a higher proportion of tax-exempt income.
Q2 YTD 2010 vs Q2 YTD 2009
Net income increased $170 million to $473 million. Revenue rose $416 million or 33% due to investment securities gains in the current year, compared to large investment securities losses in the prior year in the weaker capital markets environment. Interest rate trading revenues have improved considerably as the prior year included large losses related to our Canadian credit protection vehicle. Mergers and acquisitions and debt underwriting fees also improved due to better economic conditions. In contrast, net interest income declined due to significantly lower revenues from our interest-rate-sensitive businesses and lower corporate banking net interest income from reduced asset levels, partially offset by higher trading net interest income. Commission revenue also decreased.
          Non-interest expense was $81 million higher than in the prior year, largely due to higher variable compensation costs in line with improved revenue performance.

BMO Financial Group Second Quarter Report 2010 • 25

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Q2-2010	vs. Q2-2009		vs. Q1-2010		YTD-2010	vs. YTD-2009

Net interest income (teb)	(137)	272	66%	45	25%	(319)	534	63%
Non-interest revenue	21	(191)	(90%)	(49)	(70%)	91	(241)	(73%)

Total revenue (teb)	(116)	81	40%	(4)	(4%)	(228)	293	56%
Provision for credit losses	28	(187)	(87%)	(87)	(75%)	143	(344)	(71%)
Non-interest expense	9	(123)	(93%)	(11)	(50%)	29	(141)	(83%)

Loss before income taxes and non-controlling interest in subsidiaries	153	(391)	(72%)	(94)	(37%)	400	(778)	(66%)
Income tax recovery (teb)	97	(143)	(59%)	(45)	(29%)	239	(285)	(55%)
Non-controlling interest in subsidiaries	18	(1)	(5%)	(1)	(5%)	37	(1)	(4%)

Net loss	74	(249)	(77%)	(50)	(41%)	198	(494)	(71%)

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(18)	57	73%	17	41%	(53)	145	72%
Provision for credit losses	36	(125)	(78%)	(71)	(67%)	143	(242)	(63%)
Non-interest expense	(14)	(27)	(+100%)	(6)	(37%)	(34)	(32)	(+100%)
Income tax recovery (teb)	14	(73)	(79%)	(35)	(61%)	63	(154)	(69%)
Net loss	30	(136)	(82%)	(48)	(62%)	108	(265)	(71%)

Corporate Services
Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, corporate finance, legal and compliance, communications and human resources. Operating results include revenues and expenses associated with certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments and the impact of our expected loss provisioning methodology.
          Corporate Services is charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
          Corporate Services incurred a net loss in the quarter of $74 million due primarily to low revenues. Results were $249 million better than in the prior year due to improved revenues, reduced expenses and lower provisions for credit losses. Revenues improved $81 million due primarily to a lower negative carry on certain asset-liability interest rate positions as a result of management actions and more stable market conditions and a reduced impact of the prior year’s funding activities that enhanced our strong liquidity position. These factors were partly offset by lower securitization revenues.
          Expenses decreased as the prior year included $118 million ($80 million after tax) of severance costs.
          Provisions for credit losses charged to Corporate Services were reduced by $187 million.
          The net loss in the current quarter improved $50 million from the first quarter of 2010, due primarily to reduced provisions for credit losses.
          The net loss for the year to date was $198 million, an improvement of $494 million from a year ago. The improvement was attributable to significantly improved revenues, a large reduction in provisions for credit losses and reduced expenses, due in large part to high severance costs in 2009. Improved revenues were largely due to the same factors driving the current quarter’s year-over-year improvement.

26 • BMO Financial Group Second Quarter Report 2010

Notable items

(Canadian $ in millions, except as noted)	Q2-2010	Q1-2010	Q2-2009	YTD-2010	YTD-2009

Charges related to deterioration in capital markets environment	–	–	215	–	463
Related income taxes	–	–	68	–	148

Net impact of charges related to the deterioration in capital markets environment (a)	–	–	147	–	316

Severance charges	–	–	118	–	118
Related income taxes	–	–	38	–	38

Net impact of severance charges (b)	–	–	80	–	80

Net impact of notable items (a+b)	–	–	227	–	396

Notable Items
As noted in the Annual Report, we chose to redefine notable items for fiscal 2009. Notable items identified for prior quarters align accordingly.
Q2 2010
No charges in respect of the capital markets environment have been designated as notable items this quarter in light of the relative insignificance of the amounts.
Q2 2009
Net income for the second quarter of 2009 was lowered by charges of $333 million ($227 million after tax and $0.42 per share) comprised of: $215 million related to a Canadian credit protection vehicle ($147 million after tax) and $118 million ($80 million after tax) of severance costs recorded in Corporate Services.
Non-interest revenue was affected by the $215 million of charges outlined above. The reductions were all in trading non-interest revenue ($215 million).
Q1 2010
No charges in respect of the capital markets environment were designated as notable items in the first quarter in light of the relative insignificance of the amounts.
YTD 2010
No charges in respect of the capital markets environment have been designated as notable items in 2010 in light of the relative insignificance of the amounts.
YTD 2009
Net income for the year-to-date 2009 was affected by $581 million ($396 million after tax and $0.74 per share) of capital markets environment charges and severance costs. BMO recorded capital markets environment charges related to a Canadian credit protection vehicle of $463 million ($316 million after tax) and there were severance costs in Corporate Services of $118 million ($80 million after tax).
Non-interest revenue for year-to-date 2009 was affected by the $463 million of charges outlined above. There were reductions in trading non-interest revenue ($286 million) and investment securities gains ($177 million).

BMO Financial Group Second Quarter Report 2010 • 27

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q2-2010	Q1-2010	Q2-2009	YTD-2010	YTD-2009

Total non-interest expense (a)	1,830	1,839	1,888	3,669	3,729
Amortization of acquisition-related intangible assets (note 1)	(8)	(8)	(13)	(16)	(23)

Cash-based non-interest expense (b) (note 2)	1,822	1,831	1,875	3,653	3,706

Net income	745	657	358	1,402	583
Amortization of acquisition-related intangible assets, net of income taxes	7	7	10	14	18

Cash net income (note 2)	752	664	368	1,416	601
Preferred share dividends	(34)	(35)	(26)	(69)	(49)
Charge for capital (note 2)	(455)	(458)	(429)	(913)	(858)

Net economic profit (note 2)	263	171	(87)	434	(306)

Revenue (c)	3,049	3,025	2,655	6,074	5,097
Revenue growth (%) (d)	14.8	23.9	1.3	19.2	9.7
Productivity ratio (%) ((a/c) x 100)	60.0	60.8	71.1	60.4	73.2
Cash productivity ratio (%) ((b/c) x 100) (note 2)	59.7	60.5	70.7	60.1	72.7
Non-interest expense growth (%) (e)	(3.1)	(0.1)	12.4	(1.6)	13.2
Cash-based non-interest expense growth (%) (f) (note 2)	(2.9)	–	12.3	(1.5)	13.2
Operating leverage (%) (d-e)	17.9	24.0	(11.1)	20.8	(3.5)
Cash operating leverage (%) (d-f) (note 2)	17.7	23.9	(11.0)	20.7	(3.5)
EPS (uses net income) ($)	1.26	1.12	0.61	2.38	1.00
Cash EPS (note 1) (uses cash net income) ($) (note 2)	1.28	1.13	0.63	2.41	1.03

Note 1: The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

Note 2: These are non-GAAP amounts or non-GAAP measures.

Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate that certain amounts or measures exclude the effects of items but we generally do so in conjunction with disclosure of the nearest GAAP measure and provide details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to reflect ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule on the preceding page that summarizes notable items that have affected results in the reporting periods.
          Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.

28 • BMO Financial Group Second Quarter Report 2010

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2009 Annual Report, this quarterly news release, presentation materials and a supplementary financial information package online.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 26, 2010, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 23, 2010, by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 4451142.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 23, 2010.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Senior Vice-President, Deputy General Counsel,
Corporate Affairs and Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
February 2010 $55.03 ($53.93*)
March 2010 $61.96
April 2010 $64.44
* reflects 2% discount for dividend reinvestment
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our website at www.bmo.com

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